Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of Wejo Group Limited; and (ii) that this agreement be included as Exhibit 99.1 to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

Date: August 11, 2022

SOMPO HOLDINGS, INC.

By:	/s/ Koichi Narasaki
Name:	Koichi Narasaki
Title:	Executive Officer

SOMPO LIGHT VORTEX, INC.

By:	/s/ Koichi Narasaki
Name:	Koichi Narasaki
Title:	Chief Executive Officer